September 28, 2020

Burford Capital Limited
Registration Statement on Form 20-F
Filed September 11, 2020
File No. 001-39511

Dear Ms. Aldave:

Burford Capital Limited (“Burford” or the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated September 22, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 20-F filed with the SEC on September 11, 2020 (the “Registration Statement”).

The numbered paragraph and heading below correspond to that set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by the Company’s response to such comments. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.

Registration Statement on Form 20-F

Risk Factors
We are subject to the risk of being deemed an investment company, page 13

1.	We note your prior response, dated September 10, 2020, relating to whether you are “primarily engaged” in the businesses referenced in Section 3(c)(5)(A) and Section 3(c)(5)(B) (the “9/10 Response”).

Please advise as to what percentage of your assets is currently comprised of QCPAs (as defined in the 9/10 Response) with corporate counterparties. In providing this information, please exclude (i) QCPAs with law firms and (ii) cash proceeds of all QCPAs, regardless of the type of counterparty.

Response: The Company hereby confirms that it has separately made available to the Staff on September 23, 2020, via electronic fileshare, the information requested in the Staff’s comment (the “Supplemental Information”). As noted in the cover letter that accompanied the Supplemental Information, the Company respectfully requests that, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Staff return, destroy or terminate access to the Supplemental Information of the Company following its review.

* * *

Should you have any questions or comments with respect to this letter, please contact Andrew J. Pitts at 212-474-1620.

Sincerely,

/s/ Andrew J. Pitts
Andrew J. Pitts

Tonya Aldave

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Christopher Bogart, Chief Executive Officer

Jim Kilman, Chief Financial Officer

Mark Klein, General Counsel & Chief Administrative Officer

Burford Capital Limited

Regency Court, Glategny Esplanade

St. Peter Port GY1 1WW

Guernsey

VIA E-MAIL